Paul Hastings LLP

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1(714) 668-6210

johndellagrotta@paulhastings.com

December 10, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Fund
Registration Statement on Form N-14 (File Nos. 333-192144 and 811-21593)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is Pre-Effective Amendment No.1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 6, 2013 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1, and all future amendments is referred to herein as the “Registration Statement.”

Amendment No. 1 is being filed in response to oral comments received from the staff of the Commission (the “Staff”) on December 6, 2013 during a telephone conversation between Edward P. Bartz, Esq. and John Della Grotta of Paul Hastings, counsel to the Fund (the “Staff Comments”). The numbered paragraphs below correspond to the Staff Comments. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined shall have the meaning set forth in the Initial Registration Statement.

Edgar Correspondence

1.	Please file a Reliance Letter specifically making the representations enunciated in the Staff’s no-action letters to Exxon Capital Holdings Corporation, publicly available May 13, 1988; Morgan Stanley & Co., Incorporated, available June 5, 1991 and Sherman & Sterling, available July 2, 1993.

Response: Comment Accepted. The Fund will file the Reliance Letter concurrently with the filing of Amendment No. 1.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

December 10, 2013

Cover Page of the Prospectus

2.	Please note that the Offer must remain open a minimum of 20 business days. Under Rule 14d-1(g)(3), the term “business day” is defined as “any day, other than Saturday, Sunday, or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time. In computing any time period under Rule 14(d)(5) or Rule 14(d)(6) of the Act or under Regulation 14D or Regulation 14E, the date of the event which begins the running of such time period shall be included except that if such event occurs on other than a business day such period shall begin to run on and shall include the first business day thereafter.

Response: Comment accepted. The Fund acknowledges the 20 business day rule under Rule 14e-1(a) and the definition of business day as defined in Rule 14d-1 (g)(3) and it will fully comply with all applicable requirements in connection with the exchange offer. However, the Fund also notes the interpretations of those Rules. For example, 14d-2(a) Date of Commencement, which states “[a] bidder will have commenced its tender offer for purposes of section 14(d) of the Act and the rules under that section at 12:01 a.m. on the date when the bidder has first published, sent or given the means to tender to security holders.” A similar rule, Rule 13e-4(4) states that the “term commencement means 12:01a.m. on the date that the issuer or affiliate has first published, sent or given the means to tender to security holders.”

The Exchange Offer – Fees and Expenses (Page 31)

3.	Accounting Comment – Please include a sentence in the first paragraph providing an estimate of the costs to be incurred by the Fund.

Response: Comment accepted. In response to the Staff’s Comment, the Fund has inserted a new last sentence to the first paragraph on page 31 stating that it estimates such costs to be approximately $17,500.

Certain United States Federal Income Tax Considerations (Page 48)

4.	Accounting Comment - Please disclose that the Fund will receive a tax opinion from outside counsel related to the exchange.

Response: Comment accepted. In response to the Staff’s Comment, the Fund has included a new last sentence to the end of the first paragraph on page 48 stating that counsel to the Fund has delivered to it a tax opinion relating to matters discussed under “Certain United States Federal Income Tax Considerations his heading.”

Validity of New Notes—Examples (Page 55)

5.	Please add a sentence disclosing that the enforceability of the New Notes will be passed upon for the fund by Paul Hastings LLP.

Response: Comment accepted. The Fund has expanded the sentence under the caption “Validity of the New Notes” to add that the enforceability of the New Notes will be passed upon for the Fund by Paul Hastings LLP.

Investment Objective and Policies—(Page 57)

6.	In the second paragraph on the page, the fifth bullet discloses that the Fund may invest up to 20% of its total assets in debt securities, including below investment grade debt securities. Please include the term “junk bonds” in the description of these securities.

Response: Comment accepted. The Fund has revised the disclosure on page 57 of Amendment No. 1 to include the phrase “commonly referred to as “junk bonds” or “high yield bonds” in the description of below investment grade debt securities.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

December 10, 2013

Exhibits

7.	Accounting Comment - Please include a new Accountant’s Consent.

Response: Comment accepted. A new accountant’s consent is included in the Amendment No. 1 filing.

Statement of Additional Information

8.	Accounting Comment - Please file the Statement of Additional Information (the “SAI”) together with Amendment No. 1.

Response: Comment accepted. The Fund has filed the SAI as a part of Amendment No. 1.

Financial Statements (Page F-9)

9.	Accounting Comment – The Fund has historically made return of capital distributions. In future filings, if the Fund is anticipating making a return of capital distribution, then an estimate should be included in the Fund’s financial statements and also noted in all website and fact sheet disclosures related to distributions.

Response: Comment noted.

The Fund respectfully requests that the Staff complete its review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No.1 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)

David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

David A. Hearth, Esq., Paul Hastings (w/encl.)